[On letterhead of WNS (Holdings) Limited]

Date: November 30, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Mark P. Shuman, Branch Chief – Legal
Barbara C. Jacobs, Assistant Director

Re:	WNS (Holdings) Limited
Registration Statement on Form F-3
Filed on October 12, 2011 and as amended on November 22, 2011
File No. 333-177250

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WNS (Holdings) Limited (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form F-3 filed on October 12, 2011, as amended by Amendment No. 1 to the Registration Statement filed on November 22, 2011 (File No. 333-177250) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement be declared effective as of 5:00 p.m. EST on December 2, 2011, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to its US counsel, Latham & Watkins LLP, Attention: Min Yee Ng by facsimile to (011) 65-6536-1171 or email at min.yee.ng@lw.com.

Thank you for your assistance in this matter. Please do not hesitate to call Min Yee Ng at (011) 65-6437-5406 if you have any questions regarding this request.

Very truly yours,

WNS (Holdings) Limited

By:	/s/ Alok Misra
Name: Alok Misra
Title: Group Chief Financial Officer

cc:	Michael W. Sturrock of Latham & Watkins LLP
Min Yee Ng of Latham &Watkins LLP